
Australia's Most Famous Wine


ROSEMOUNT ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

2 May 2005





The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
2ND SUPPLEMENTAL TARGET STATEMENT AND REVISED INDEPENDENT EXPERT'S REPORT

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds

Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

2 May 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

SECOND SUPPLEMENTARY TARGET'S STATEMENT AND REVISED INDEPENDENT EXPERT'S REPORT

Please find attached a Second Supplementary Target's Statement and revised Independent Expert's Report by Lonergan Edwards & Associates Limited, for release to the market.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP

Southcorp Limited

ABN 80 007 722 643

FOSTER'S HAS INCREASED ITS CASH OFFER FROM $4.14 TO $4.26 PER SOUTHCORP SHARE

5 OF THE 7 DIRECTORS OF SOUTHCORP LIMITED NOW RECOMMEND THAT YOU

ACCEPT

FOSTER'S OFFER IN THE ABSENCE OF A SUPERIOR PROPOSAL

THE REMAINING 2 SOUTHCORP DIRECTORS CONTINUE TO RECOMMEND THAT YOU **REJECT** FOSTER'S OFFER

Allens Arthur Robinson 

Legal Adviser

Deutsche Bank 

Financial Adviser

This is an important document and requires your immediate attention. If you are in any doubt as to what you should do, consult your professional adviser.

This supplementary target's statement is the second supplementary target's statement issued by Southcorp Limited in relation to the off-market takeover bid by Beringer Blass Wines Pty Limited (ABN 105 344 965), a wholly-owned subsidiary of Foster's Group Limited (ABN 49 007 620 886), for all the ordinary shares in Southcorp. This second supplementary target's statement supplements, and should be read together with, Southcorp's target's statement dated 17 February 2005 and Southcorp's first supplementary target's statement dated 8 March 2005.

If you wish to obtain a replacement acceptance form, you should call the Foster's Offer enquiry line on 1800 101 769 (from within Australia) or +61 3 9415 4242 (from outside Australia).



Southcorp Limited
ABN 80 007 722 643

Southcorp Shareholder Information Line

Southcorp has established a Shareholder Information Line which Southcorp Shareholders may call if they have any queries in relation to Foster's Offer. The telephone number for the Southcorp Shareholder Information Line is 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

As required by the Corporations Act, calls to the Southcorp Shareholder Information Line will be recorded, indexed and stored.

Important Notices:

Nature of this Document

This document is a supplementary target's statement dated 2 May 2005 under section 644 of the Corporations Act. It is the second supplementary target's statement issued by Southcorp in relation to Foster's Offer. This Second Supplementary Target's Statement supplements, and should be read together with, the Target's Statement and the First Supplementary Target's Statement.

Defined Terms

A number of defined terms are used in this Second Supplementary Target's Statement. These terms are explained in Section 6 of this Second Supplementary Target's Statement.

No Account of Personal Circumstances

This Second Supplementary Target's Statement does not take into account your individual objectives, financial situation or particular needs. It does not contain personal advice. Your Directors encourage you to seek independent professional advice before making a decision as to whether or not to accept Foster's Offer.

Disclaimer as to Forward Looking Statements

Some of the statements appearing in this Second Supplementary Target's Statement are in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include risks and factors specific to the industry in which Southcorp operates as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Southcorp, its Directors, officers, any persons named in this Second Supplementary Target's Statement with their consent or any person involved in the preparation of this Second Supplementary Target's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Second Supplementary Target's Statement reflect views held only as at the date of this Second Supplementary Target's Statement.

ASIC Disclaimer

A copy of this Second Supplementary Target's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Second Supplementary Target's Statement.

SOUTHCORP

Southcorp Limited

ABN 80 007 722 643

CHAIRMAN'S LETTER

2 May 2005

Dear Shareholder,

5 OUT OF 7 OF YOUR DIRECTORS RECOMMEND THAT YOU ACCEPT THE REVISED FOSTER'S OFFER OF $4.26 PER SHARE

On behalf of the Southcorp Directors and management, I would like to thank you for your continuing support and patience over the last four months.

On 22 April 2005 Foster's announced an increase of 12 cents per Share in its cash Offer for Southcorp. This means an Offer of $4.26 instead of $4.14 per Southcorp Share. Foster's also announced that this Offer has only one condition – a 90% minimum acceptance which Foster's has stated it will waive upon gaining an interest in at least 50% of Southcorp Shares.

The revised Foster's Offer follows intense discussions between Foster's and Southcorp and considerable efforts by Southcorp to facilitate a reasonable outcome for Southcorp Shareholders, including providing extensive confidential information to Foster's over the past month. The Board is not aware of any other proposals to acquire Southcorp.

After careful consideration, **5 out of 7 of your Directors believe that the revised Foster's Offer is in the best interests of Southcorp Shareholders. Those Directors are Brian Finn (Chairman), Margaret Jackson (Deputy Chairman), Helen Lynch (Non-Executive Director), Stephen Gerlach (Non-Executive Director) and John Murphy (Non-Executive Director) - all of whom now recommend that you ACCEPT Foster's Offer in the absence of a superior proposal**. Each of those Directors now intends to accept Foster's Offer in respect of their own shareholdings.

The reasons for the revised recommendation by the majority of the Southcorp Directors are:

- the Southcorp Directors have sought and obtained an increase in the Offer price;
- no higher offer is likely in the short term – Foster's has stated its revised Offer to be final in the absence of a superior offer;
- although the Southcorp Directors believe that Southcorp could continue to develop its wine business successfully, the majority of Southcorp Directors recognise that there has been a period of market uncertainty that is unhelpful to Southcorp and its Shareholders and, if it continues, is likely to reduce the value of Southcorp;
- given the recent volatile outlook of financial markets, the majority of Southcorp Directors believe that Southcorp Shareholders may prefer the certainty of an immediate cash offer that recognises a reasonable proportion of the synergies created from the transaction; and
- there is no certainty that Southcorp's share price would trade above the Offer price of $4.26 if Foster's Offer lapses and there is a risk that in this circumstance Southcorp's share price is likely to fall.

Furthermore, in an updated Independent Expert's report (attached as an Annexure to this Second Supplementary Target's Statement), the Independent Expert states that as a result of the significant fall in share market values since forming its valuation opinion set out in its independent expert's report dated 7 March 2005 and the related change in market sentiment, it is of the view that the underlying value of Southcorp Shares today would be lower than the assessed valuation range as at 7 March 2005. Applying a similar decline in the underlying value of Southcorp Shares to that reflected in the Australian and global

equity markets, the Independent Expert has concluded that the indicative underlying value of Southcorp Shares on a 100% controlling basis would be $4.30 to $4.50 per Share.

The Independent Expert has concluded that, assuming a detailed valuation confirmed the indicative value of $4.30 to $4.50 per Share then, pursuant to ASIC Policy Statement 75, the revised Foster's Offer of $4.26 per Southcorp Share would not be fair. However, the Independent Expert considers the revised Foster's Offer of $4.26 to be reasonable because it is only 0.9% below the low end of the Independent Expert's indicative valuation range of $4.30 to $4.50 per Share, it includes a reasonable share of the substantial synergies available to Foster's, and no competing offer has been received for Southcorp (and is unlikely given the elapsed time since Foster's Offer was announced).

Two of the Southcorp Directors, John Ballard (Managing Director & Chief Executive Officer) and Ern Pope (Non-Executive Director), continue to recommend that you REJECT Foster's Offer. Their reasons are set out in the letter from Mr Ballard and Mr Pope on page 5 of this Second Supplementary Target's Statement.

All Southcorp Directors encourage you to read the remainder of this Second Supplementary Target's Statement. We also suggest you read the Target's Statement and the First Supplementary Target's Statement in light of the revised Foster's Offer, and seek independent professional advice before making a decision as to whether or not to accept Foster's Offer.

In the opinion of 5 out of 7 of your Directors, it is in the interests of Southcorp Shareholders to accept Foster's Offer of $4.26 per Southcorp Share.

Sincerely



Brian Finn

Chairman

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643

LETTER FROM JOHN BALLARD AND ERN POPE

2 May 2005

Dear Shareholder,

We want to take this opportunity to explain to you why we have chosen not to support Foster's Offer of $4.26 per Southcorp Share. We do not believe the Offer price of $4.26 per Share is a fair price for our Company. It does not adequately compensate Southcorp Shareholders for either the long-term value of Southcorp or the substantial synergies that would be available to Foster's if its Offer is successful.

Long-term value of Southcorp

Notwithstanding the progress made since April 2003 to restore Southcorp's performance, Southcorp has yet to realise its full potential. As a result of the initiatives management is now implementing, pre-tax profits for 2005 and 2006 as outlined in the Target's Statement are forecast to rise significantly. These improvements are targeted to continue beyond 2006: the Target's Statement identified an additional $62 million in pre-tax profits for delivery by 2009. If achieved, we believe this growth in earnings will be favourably reflected in the trading price of Southcorp Shares in the medium to long term.

Synergies available to Foster's

The integration of Southcorp and Foster's wine operations will deliver Foster's an opportunity to significantly improve its profitability through cost savings and better revenue opportunities as outlined in the Target's Statement. We do not believe that Foster's Offer price of $4.26 recognises a fair share of this substantial synergy value that Foster's could create from the transaction.

Risks

You should be aware there are potential risks in not accepting Foster's Offer. If Foster's do not get to a 90% shareholding (at which point they would be able to compulsorily acquire the balance to obtain 100%), there is a possibility that Shareholders could be locked in with a minority position. Depending on the level of acceptances, Southcorp Shares may become less liquid which could affect their trading price. Whilst we believe that Foster's would then need to make another offer to achieve 100%, there is no guarantee this will occur nor, should it eventuate, the price which might be offered.

Shareholders should seek their own independent professional advice.

Our Recommendation

Our fundamental reason for not recommending acceptance at $4.26 relates solely to our belief that this is not a fair price for our Company, and therefore is not a price that we can recommend in good conscience to our fellow Shareholders.

Independent Expert's conclusion

That this price is not fair is supported by the Independent Expert who has concluded that Foster's Offer price of $4.26 per Share is below the bottom end of their revised indicative value of $4.30 to 4.50 per Share and is not fair (but is reasonable).

Sincerely

John Ballard
Managing Director & Chief Executive Officer

Ern Pope
Non Executive Director

SOUTHCORP

Southcorp Limited

ABN 80 007 722 643

1. REVISED FOSTER'S OFFER

1.1 Summary

On 22 April 2005, Foster's announced that:

(a) it had increased its cash Offer for Southcorp by 12 cents from $4.14 to $4.26 per Southcorp Share (which Foster's declared to be its final Offer price in the absence of a superior offer);

(b) it had freed the Offer from all of its conditions (other than the 90% Condition);

(c) it would reduce the minimum acceptance condition to 50% (that is, Foster's would free the Offer from the 90% Condition upon having an interest in at least 50% of Southcorp Shares including Shares held under the institutional acceptance facility described in (d) below); and

(d) it had established an institutional acceptance facility open to wholesale clients (as defined in section 761G of the *Corporations Act*) who hold 500,000 or more Southcorp Shares in order to facilitate receipt of acceptances to the Offer.

Full details of the revised Foster's Offer are set out in the Second Supplementary Bidder's Statement, which is available on Foster's website at www.fosters.com.au.

1.2 Payment of Offer consideration

If you accept Foster's Offer, you will not receive any consideration under Foster's Offer unless Foster's Offer becomes unconditional. As at the date of this Second Supplementary Target's Statement, Foster's Offer remains subject to the 90% Condition (which Foster's has declared it will waive upon having an interest in at least 50% of Southcorp Shares).

As announced by Foster's on 26 April 2005, if you accept Foster's Offer you will be paid the Offer consideration within 3 days of the later of the Offer becoming unconditional and processing of your valid acceptance.

Southcorp Shareholders who have already accepted the original Foster's Offer of $4.14 cash per Southcorp Share will be entitled automatically to receive the increased consideration under the revised Foster's Offer of $4.26 cash per Southcorp Share.

If you wish to obtain a replacement acceptance form, you should call the Foster's Offer enquiry line on 1800 101 769 (from within Australia) or +61 3 9415 4242 (from outside Australia).

1.3 Offer Closing Date

Foster's Offer remains open for acceptance until 5.00pm (Melbourne time) on Thursday 12 May 2005, unless extended.

1.4 Shareholder Information Line

If you have any questions regarding Foster's Offer please call the Southcorp Shareholder Information Line on 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

SOUTHCORP

Southcorp Limited

ABN 80 007 722 643

2. SOUTHCORP DIRECTORS' RECOMMENDATIONS

2.1 Recommendation of Majority of Directors

Each of the following Southcorp Directors (being 5 out of 7 of the Southcorp Directors) recommends that you now **ACCEPT** Foster's Offer, in the absence of a superior proposal.

Name of Director	Position
Thomas Brian Finn AO	Non-Executive Chairman
Margaret Anne Jackson AC	Non-Executive Deputy Chairman
Helen Ann Lynch AM	Non-Executive Director
Stephen Gerlach	Non-Executive Director
John William Murphy	Non-Executive Director

The reasons for the recommendation of these Southcorp Directors are set out in the Chairman's letter to Southcorp Shareholders at the front of this Second Supplementary Target's Statement.

These Southcorp Directors now intend to **ACCEPT** Foster's Offer in respect of the Southcorp Shares held by them or on their behalf, in the absence of a superior proposal.

2.2 Recommendation of Other Directors

Each of the following Southcorp Directors recommends that you continue to **REJECT** Foster's Offer:

Name of Director	Position
John Charles Ballard	Managing Director & Chief Executive Officer
Ernest John James Pope	Non-Executive Director

The reasons for Mr Ballard's and Mr Pope's recommendation are set out in their letter to Southcorp Shareholders on page 5 of this Second Supplementary Target's Statement.

Mr Ballard and Mr Pope intend to continue to **REJECT** Foster's Offer in respect of the Southcorp Shares held by each of them or on their behalf.

3. UPDATED INDEPENDENT EXPERT'S REPORT

The Southcorp Directors requested Lonergan Edwards & Associates Limited (ABN 53 095 445 560) (as ***Independent Expert***) to consider what impact the recent decline in Australian and global share markets would have on the Independent Expert's valuation of Southcorp Shares in its independent expert's report dated 7 March 2005.

In an updated report, the Independent Expert states that as a result of the significant fall in share market values since forming its valuation opinion set out in its report dated 7 March 2005 and the related change in market sentiment, it is of the view that the underlying value of Southcorp Shares today would be lower than the assessed valuation range as at 7 March 2005. The Independent Expert reports that if as a proxy it applied a similar decline in the underlying value of Southcorp Shares to that reflected in the Australian and global equity markets, the current indicative underlying value of Southcorp Shares on a 100% controlling basis would be $4.30 to $4.50 per Share.

The Independent Expert has concluded that, assuming a detailed valuation confirmed the indicative value of $4.30 to $4.50 per Share then, pursuant to ASIC Policy Statement 75, the revised Foster's Offer of $4.26 per Southcorp Share would not be fair. However, the Independent Expert considers the revised Foster's Offer of $4.26 to be reasonable because:

(a) the revised Foster's Offer is only 0.9% below the low end of the Independent Expert's indicative valuation range of $4.30 to $4.50 per Share;

(b) the revised Foster's Offer includes a reasonable share of the substantial synergies available to Foster's; and

(c) no competing offer has been received for Southcorp (and is unlikely given the elapsed time since Foster's Offer was announced).

Please refer to the updated Independent Expert's report, a copy of which is attached as an Annexure to this Second Supplementary Target's Statement.

4. YOUR CHOICES AS A SOUTHCORP SHAREHOLDER

As a Southcorp Shareholder you have 3 choices.

4.1 Accept Foster's Offer

Southcorp Shareholders may choose to accept Foster's Offer. Shareholders who accept Foster's Offer will receive consideration of $4.26 cash per Southcorp Share from Foster's if the 90% Condition is satisfied or waived. Foster's has stated that it will waive the 90% Condition upon having an interest in at least 50% of Southcorp Shares.

Shareholders who accept Foster's Offer will lose the ability to sell their Southcorp Shares on the ASX or accept any subsequent superior proposal that may emerge. However, Shareholders should note that the Board is not aware of any other proposals to acquire control of Southcorp and does not believe another proposal is likely to emerge at this stage.

Shareholders who accept Foster's Offer may be liable for capital gains tax. See Section 6 of the Bidder's Statement for further details. Southcorp Shareholders should consult their own tax adviser for tax advice tailored to their own particular circumstances. Southcorp Shareholders should not solely rely on Section 6 of the Bidder's Statement in relation to the taxation implications of accepting Foster's Offer. In particular, Southcorp Shareholders who are subject to taxation outside Australia should obtain their own advice as to the tax consequences for them of Foster's Offer, which may be different to those applicable to Australian resident Southcorp Shareholders.

Southcorp Shareholders who have already accepted the original Foster's Offer of $4.14 cash per Southcorp Share will automatically be entitled to receive the increased consideration under the revised Foster's Offer of $4.26 cash per Southcorp Share.

If you wish to obtain a replacement acceptance form, you should call the Foster's Offer enquiry line on 1800 101 769 (from within Australia) or +61 3 9415 4242 (from outside Australia).

4.2 Sell your Southcorp Shares on the ASX

Southcorp Shareholders may choose to sell their Southcorp Shares on the ASX for cash provided they have not accepted Foster's Offer. On 29 April 2005, Southcorp's share price on the ASX

closed at $4.24. The latest trading price of Southcorp Shares may be obtained from the ASX website www.asx.com.au using the code 'SRP'.

Southcorp Shareholders who sell their Southcorp Shares on the ASX should note that they:

(a) will lose the ability to accept Foster's Offer and receive $4.26 cash per Southcorp Share and any subsequent increase in the Offer price (although Foster's has declared that $4.26 cash per Southcorp Share is its final Offer price in the absence of a superior offer);

(b) may be liable for capital gains tax on the sale; and

(c) may incur a brokerage charge.

4.3 Do nothing

Southcorp Shareholders who do not wish to accept Foster's Offer and do not wish to sell their Shares on the ASX should do nothing. Shareholders should note that if Foster's acquires:

(a) at least 90% of the Southcorp Shares, it will be entitled to compulsorily acquire the Southcorp Shares that it does not already own and Foster's has stated that it intends to do so (see Section 1.13 of the Target's Statement for further details); or

(b) more than 50% but less than 90% of the Southcorp Shares, Shareholders who do not accept Foster's Offer will become minority Shareholders in Southcorp (see Section 1.14 of the Target's Statement for further details). In such circumstances, the trading price of Southcorp Shares may be higher or lower than Foster's Offer price of $4.26. If the number of Southcorp Shareholders is less than that required under the ASX Listing Rules to maintain an ASX listing, Foster's intends to apply for Southcorp's removal from the official list of the ASX and if this occurs, Southcorp Shares will not be able to be bought or sold on the ASX; or

(c) less than 50% of the Southcorp Shares, Foster's Offer will lapse unless Foster's waives the 90% Condition. If Foster's Offer lapses, or if Foster's acquires less than 50% of the Southcorp Shares and waives the 90% Condition, the trading price of Southcorp Shares may be higher or lower than Foster's Offer price of $4.26. However, Shareholders should note that the Independent Expert believes that the trading price of Southcorp Shares is likely to fall if Foster's Offer lapses, as discussed in paragraphs 12, 14 and 16 of the updated Independent Expert's report.

5. CONSENT

The Independent Expert, Lonergan Edwards & Associates Limited (ABN 53 095 445 560), has given, and before the date of issue of this Second Supplementary Target's Statement has not withdrawn, its consent:

(a) to be named in this Second Supplementary Target's Statement in the form and context in which it is named;

(b) to the inclusion in this Second Supplementary Target's Statement of its updated Independent Expert's report in the form and context in which the report is included; and

(c) to the inclusion in this Second Supplementary Target's Statement of statements based on or referable to statements made in its updated Independent Expert's report, in the form and context in which such statements are included.

6. GLOSSARY

Terms defined in the Target's Statement have the same meaning in this Second Supplementary Target's Statement, unless defined otherwise below or where the context requires otherwise.

90% Condition means the 90% minimum acceptance condition set out in Section 2.12(a) of the Bidder's Statement.

Bidder's Statement means the booklet entitled 'Bidder's Statement' sent to Southcorp Shareholders on 2 February 2005 comprising the statement dated 18 January 2005 of Beringer Blass Wines Pty Ltd (ACN 105 344 965) (a wholly-owned subsidiary of Foster's) under Part 6.5 Division 2 of the *Corporations Act*, the letter dated 2 February 2005 from Frank Swan, Chairman of Foster's and certain other information relating to Foster's Offer, as supplemented by the First Supplementary Bidder's Statement and the Second Supplementary Bidder's Statement.

First Supplementary Bidder's Statement means Foster's first supplementary bidder's statement dated 24 February 2005 issued under section 643 of the *Corporations Act*.

First Supplementary Target's Statement means Southcorp's first supplementary target's statement dated 8 March 2005 issued under section 644 of the *Corporations Act*.

Foster's Offer or ***Offer*** means the cash offer to buy Southcorp Shares made by Beringer Blass Wines Pty Limited (ACN 105 344 965) (a wholly-owned subsidiary of Foster's), as contained in the Bidder's Statement and as varied by notices of variation dated 7 March 2005, 23 March 2005, 4 April 2005, 20 April 2005 and 22 April 2005.

Independent Expert means Lonergan Edwards & Associates Limited (ABN 53 445 560), the independent expert engaged by the Southcorp Directors to prepare an independent expert's report in connection with Foster's Offer, a copy of which was attached to the First Supplementary Target's Statement.

Offer Period means the period commencing on 2 February 2005 and (unless the Offer is withdrawn) ending at 5.00pm (Melbourne time) on Thursday 12 May 2005, unless extended.

Second Supplementary Bidder's Statement means Foster's second supplementary bidder's statement dated 22 April 2005 issued under section 643 of the *Corporations Act*.

Second Supplementary Target's Statement means this document, being Southcorp's second supplementary target's statement dated 2 May 2005 issued under section 644 of the *Corporations Act*.

Target's Statement means Southcorp's target's statement dated 17 February 2005, being the statement of Southcorp under Part 6.5 Division 3 of the *Corporations Act* relating to Foster's Offer.

SOUTHCORP

Southcorp Limited

ABN 80 007 722 643

7. AUTHORISATION

This Second Supplementary Target's Statement has been approved by a unanimous resolution passed by the Directors of Southcorp.

DATED 2 May 2005

SIGNED for and on behalf of Southcorp.



Brian Finn

Chairman

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643

ANNEXURE

UPDATED INDEPENDENT EXPERT'S REPORT

LONERGAN EDWARDS
& ASSOCIATES LIMITED

ABN 53 095 445 560
AFS Licence No 246532
Level 27, 363 George Street
Sydney NSW 2000 Australia
GPO Box 1640, Sydney NSW 2001

Telephone: [61 2] 8235 7500
Facsimile: [61 2] 8235 7550
www.lonerganedwards.com.au

The Directors
Southcorp Limited
403 Pacific Highway
Artarmon NSW 2064

2 May 2005

Subject: Takeover offer for Southcorp Limited by Foster's Group Limited

Dear Directors

Scope

1 In accordance with your earlier request and subsequent advice of an increase in Foster's offer for Southcorp, we have considered what impact the recent decline in Australian and global share markets would have on our valuation of the shares in Southcorp Limited (Southcorp).

2 In responding to this question, you have advised us that:

(a) there is no material change to Southcorp's forecasts for the years ending 30 June 2005 and 2006 nor the other financial information included in the Target Statement

(b) no other matters of significance likely to have a material impact on an assessment of the value of Southcorp have arisen since the preparation of our report dated 7 March 2005.

Report dated 7 March 2005

3 In our report dated 7 March 2005 we valued Southcorp at between $4.57 to $4.80 per share, and concluded that Foster's offer of $4.14 per share was neither fair nor reasonable. We remain of the view that this value (and our conclusion) was appropriate as at the date of our report.

Impact of fall in equity markets

4 Recently Australian and global share markets have fallen sharply. Since we formed the valuation opinion set out in our report dated 7 March 2005 the All Ordinaries Index has fallen by around 5.7%. In contrast, the FTSE 100 and Dow Jones Industrial Average have fallen by around 4.1% and 6.1% respectively. It should also be noted that share markets are particularly volatile at present, with some daily movements exceeding 1%.

5 As a result of the significant fall in share market values generally (which reflect trades of minority interest parcels) and related change in market sentiment, we are of the view that the underlying value of Southcorp shares today would be lower than our assessed valuation range as at 7 March 2005. However, the underlying value of a controlling interest in a company is not as sensitive as changes in the day to day values of minority interests as reflected in share market trading. This reflects, amongst other things, the longer term view taken by potential purchasers of controlling interests.

6 In addition, there are a number of factors which impact on equity values and therefore the underlying value of the shares in Southcorp (for example changes in the industry and economic outlook and movements in exchange rates, interest rates and required rates of return etc). Our valuation of Southcorp as at 7 March 2005 took these factors into account.

7 For the purposes of this letter we have not undertaken a detailed updated assessment of the value of the shares in Southcorp. We have confined our review to a consideration of the impact the recent decline in Australian and global share markets would have on our valuation of the shares in Southcorp.

8 If as a proxy we apply a similar decline in the underlying value of the shares in Southcorp to that reflected in the Australian and global equity markets, the current indicative underlying value of the shares in Southcorp on a 100% controlling interest basis would be $4.30 to $4.50 per share.

Comment on Foster's revised offer

9 On 22 April 2005 Foster's increased their offer to $4.26 per Southcorp share. Assuming a detailed valuation confirmed the indicative value of $4.30 to $4.50 per Southcorp share then, pursuant to ASIC Policy Statement 75, Foster's revised offer of $4.26 per Southcorp share would not be fair[1].

10 However, in our opinion, we consider Foster's revised offer is reasonable. This is because:

(a) Foster's revised offer is only 0.9% below the low end of the indicative valuation range of $4.30 to $4.50 per share

(b) Foster's revised offer includes a reasonable share of the substantial synergies available to Foster's

(c) no competing offer has been received for Southcorp (and is unlikely given the elapsed time since Foster's bid was announced).

11 Foster's revised offer is conditional on Foster's acquiring 50% of Southcorp shares. Should this condition not be met Foster's revised offer will lapse as it has declared its revised offer of $4.26 per share "final".

[1] Pursuant to ASIC Policy Statement 75 an offer is fair if *"the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer."*

12 In our opinion the Southcorp share price is likely to fall below Foster's offer if the offer lapses. However, in the medium to long term the Southcorp share price is likely to be supported by the expectation of further corporate activity (particularly if Foster's acquires more than 50% but less than 90% of Southcorp shares), achievement of Southcorp's forecast profit improvements, the very high value of potential synergy benefits available to a number of other industry participants (in general) and the very high synergy benefits available to Foster's.

13 Furthermore, Southcorp shareholders should note that, while Foster's have declared their revised offer "final", this does not prevent Foster's making a new takeover offer some time in the future once the current offer lapses.

Possibility of a higher future offer

14 As Foster's revised offer is conditional on receiving acceptances for only 50%, Foster's may find that it acquires 50% (or more) of the shares in Southcorp but less than the 90% of the shares in Southcorp necessary to achieve 100% ownership under the revised offer. In our opinion, such a position will be untenable to Foster's (particularly in the medium to long term) because the substantial synergies available to Foster's will be more difficult to achieve and will need to be shared with minority shareholders in Southcorp. As a result Foster's may need to make a higher offer in future in order to achieve 100% control (and the substantial synergies available to Foster's once 100% of Southcorp is acquired). However, there is no guarantee that a subsequent offer will be made or, should another offer eventuate, that the price will exceed $4.26 per Southcorp share.

15 The likelihood of a higher offer in future largely depends on a shareholder or group of shareholders in Southcorp retaining 10% of Southcorp shares to block compulsory acquisition. It is therefore possible that a shareholder or group of shareholders may seek to acquire (or currently hold) 10% or more of the shares in Southcorp and attempt to solicit a higher offer from Foster's in the future. This assumes that Foster's is successful at acquiring at least 50% of Southcorp shares under the revised offer (committing Foster's to its investment in Southcorp and achieving the synergies). As stated above we believe the Southcorp share price will fall if Foster's is not successful at acquiring 50% of the shares under the revised offer.

16 Southcorp shareholders who do not accept the offer therefore take the risk that no higher offer may emerge in future (particularly once the time value of money and risk is taken into account) and may incur a loss (at least in the short term) if the Southcorp share price falls.

17 Southcorp shareholders who do not accept Foster's revised offer should also note that, if Foster's acquires more than 50% of Southcorp shares, they will be locked in as minority shareholders in Southcorp. Foster's will control the Board of Southcorp and hence aspects such as Southcorp's strategic direction and level of

dividend payments. The liquidity of Southcorp shares is also likely to be diminished.

General

18 The ultimate decision whether to accept Foster's revised offer should be based on each shareholder's assessment of their own circumstances, including their risk profile, liquidity preference, tax position and expectations as to value and future market conditions. If shareholders are in doubt about the action they should take in relation to Foster's revised offer or matters dealt with in this report, shareholders should seek independent professional advice.

Yours faithfully



Craig Edwards
Authorised Representative



Wayne Lonergan
Authorised Representative



Julie Planinic
Authorised Representative

LONERGAN EDWARDS & ASSOCIATES LIMITED

Financial Services Guide

Lonergan Edwards & Associates Limited

1 Lonergan Edwards & Associates Limited (ABN53 095 445 560) (LEA) is a specialist valuation firm which provides valuation advice, valuation reports and Independent Expert's Reports in relation to takeovers and mergers, commercial litigation, tax and stamp duty matters, assessments of economic loss, commercial and regulatory disputes.

2 LEA holds Australian Financial Services Licence No 246532.

Financial Services Guide

3 The Corporations Act 2001 authorises LEA to provide this Financial Services Guide (FSG) in connection with its provision of an updated report to be sent to Southcorp shareholders in connection with the Foster's revised offer.

4 This FSG is designed to assist retail clients in their use of any general financial product advice contained in the IER. This FSG contains information about LEA generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the IER, and if complaints against us ever arise how they will be dealt with.

Financial services we are licensed to provide

5 Our Australian financial services licence allows us to provide a broad range of services to retail and wholesale clients, including providing financial product advice in relation to various financial products such as securities, derivatives, interests in managed investment schemes, superannuation products, debentures, stocks and bonds.

General financial product advice

6 The IER contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

7 You should consider your own objectives, financial situation and needs when assessing the suitability of the IER to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

Fees, commissions and other benefits we may receive

8 LEA charges fees to produce reports, including this IER. These fees are negotiated and agreed with the entity who engages LEA to provide a report.

Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this IER our fees are based on a time cost basis using agreed hourly rates.

9 Neither LEA nor its directors and officers receive any commissions or other benefits, except for the fees for services referred to above.

10 All of our employees receive a salary. Our employees are eligible for bonuses based on overall performance and the firm's profitability, and do not receive any commissions or other benefits arising directly from services provided to our clients. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits arising directly from services provided to our clients.

11 We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Complaints

12 If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner.

13 If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Services (FICS), an external complaints resolution service. You will not be charged for using the FICS service.

Contact details

14 LEA can be contacted by sending a letter to the following address:

Level 27
363 George Street
Sydney NSW 2000
(or GPO Box 1640, Sydney NSW 2001)

Qualifications, declarations and consents

Qualifications

1 LEA is a licensed investment adviser under the Corporations Act. LEA's authorised representatives have extensive experience in the field of corporate finance, particularly in relation to the valuation of shares and businesses and have prepared more than 70 Independent Expert's Reports.

2 This report was prepared by Mr Wayne Lonergan, Mr Craig Edwards and Mrs Julie Planinic who are each authorised representatives of LEA. Mr Lonergan, Mr Edwards and Mrs Planinic have over 35 years, 12 years and 6 years experience respectively in the provision of valuation advice.

Declarations

3 This report has been prepared at the request of the Directors of Southcorp to be sent to Southcorp shareholders. It is not intended that this report should serve any purpose other than as an expression of our opinion as to whether or not Foster's revised offer is fair and reasonable to the shareholders of Southcorp.

Interests

4 At the date of this report, neither LEA, Mr Lonergan, Mr Edwards nor Mrs Planinic have any interest in the outcome of Foster's revised offer. LEA is entitled to receive a fee for the preparation of this report based on time expended at our standard hourly professional rates. With the exception of the above fee, LEA will not receive any other benefits, either directly or indirectly, for or in connection with the preparation of this report.

Indemnification

5 As a condition of LEA's agreement to prepare this report, Southcorp agrees to indemnify LEA in relation to any claim arising from or in connection with its reliance on information or documentation provided by or on behalf of Southcorp which is false or misleading or omits material particulars or arising from any failure to supply relevant documents or information.

Consents

6 LEA consents to the inclusion of this report in the form and context in which it is included in Southcorp's Second Supplementary Target Statement.